Exhibit 2.2

LIST OF DISCLOSURE SCHEDULES
TO

MERGER AGREEMENT

Schedule 3.1(a)	Foreign Qualifications
Schedule 3.1(b)	Target Subsidiaries
Schedule 3.3(c)	Consents
Schedule 3.9	Tax Matters
Schedule 3.10(a)	Employee Benefit Plans
Schedule 3.10(b)	Change in Control Triggers
Schedule 3.11(b)	Collective Bargaining Agreements
Schedule 3.12	Material Contracts
Schedule 3.13	Intellectual Property
Schedule 3.14(a)	Leased Real Property
Schedule 3.14(b)	Owned Real Property
Schedule 3.19	Insurance
Schedule 5.1(a)(v)	Conduct of Business
Schedule 5.1(a)(ix)	Capital Expenditures
Schedule 5.8	Indemnification Agreements
Schedule 5.11(b)	Executive Agreements
Schedule 5.15(a)	Required Phase I Reports
Schedule 5.15(b)	Required Surveys
Schedule 6.2(f)	Third Party Consents
Schedule 6.2(h)	Pay-off Letters
Schedule 8.11	Knowledge

PARENT DISCLOSURE SCHEDULE

Schedule 4.3(c)	Consents
Schedule 8.11	Knowledge